
February 3, 2020

Christopher J. Paucek
Chief Executive Officer
2U, Inc.
7900 Harkins Road
Lanham, MD 20706

  Re: 2U, Inc.
   Form 10-K for the fiscal year ended December 31, 2018
   File No. 001-36376

Dear Mr. Paucek:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Paul S. Lalljie, Chief Financial Officer